COLE CREDIT PROPERTY TRUST III, INC.

SUPPLEMENT NO. 5 DATED JULY 14, 2009

TO THE PROSPECTUS DATED APRIL 30, 2009

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated April 30, 2009, Supplement No. 1 dated April 30, 2009, Supplement No. 2 dated May 19, 2009, Supplement No. 3 dated June 5, 2009 and Supplement No. 4 dated June 29, 2009. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares in Cole Credit Property Trust III, Inc.;
(2)	change to the timing for valuations;
(3)	recent real property investments;
(4)	potential real property investments; and
(5)	a modified form of subscription agreement.

Status of Our Public Offering

Our initial public offering of 250,000,000 shares of common stock was declared effective on October 1, 2008. Of these shares, we are offering 230,000,000 shares in a primary offering and have reserved and are offering 20,000,000 shares pursuant to our distribution reinvestment plan. As of July 13, 2009, we had accepted investors’ subscriptions for, and issued, 39,032,850 shares of our common stock in the offering, resulting in gross proceeds of approximately $390.2 million. As of July 13, 2009, we had approximately 210,967,150 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by October 1, 2010, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Change to the timing for valuations

The following information supersedes and replaces in its entirety the second paragraph on page 122 of the prospectus under the section captioned “Annual or More Frequent Valuation Requirements” and similar disclosures elsewhere in the prospectus.

Unless and until our shares are listed on a national securities exchange, we do not expect that a public market for our shares will develop. To assist fiduciaries of Plans subject to the annual reporting requirements of ERISA and IRA trustees or custodians to prepare reports relating to an investment in our shares, we intend to provide reports of our quarterly and annual determinations of the current estimated share value to those fiduciaries (including IRA trustees and custodians) who identify themselves to us and request the reports. Until eighteen months after the termination of this offering or the termination of any subsequent offering of our shares, we intend to use the offering price of shares in our most recent offering as the per share value (unless we have made a special distribution to stockholders of net sales proceeds from the sale of one or more properties prior to the date of determination of the per share value, in which case we will use the offering price less the per share amount of the special distribution). Beginning eighteen months after the conclusion of this offering, and any subsequent offering, of our shares, our board of directors will determine the value of our properties and other assets based on such information as our board determines appropriate, which may include independent valuations of our properties or of our enterprise as a whole.

Real Property Investments

The following information supplements and should be read in conjunction with the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 8 of the prospectus:

Description of Real Estate Investments

As of July 13, 2009, we owned 59 properties, comprising approximately 1,090,000 gross rentable square feet of commercial space, and approximately 4,578,000 square feet of land accounted for under eight ground leases, located in 18 states. Properties acquired between June 27, 2009 and July 13, 2009 are listed below.

Property Description	Type	Tenant	Rentable Square Feet		Purchase Price
Aaron Rents Portfolio IV – Various (1)	Specialty Retail	Aarons, Inc.	61,006		$8,634,035
Cracker Barrel Portfolio – Various (2)	Restaurant	CBOCS, Inc. / CBOCS Texas, LLC	140,829		42,150,337
Kohl’s – Tavares, FL	Department Store	Kohl’s Department Stores, Inc.	545,045	(3)	8,467,000
L.A. Fitness – Carmel, IN	Fitness	L.A. Fitness International, LLC	45,000		8,113,636
HH Gregg – North Charleston, SC	Specialty Retail	Gregg Appliances, Inc.	30,167		5,593,000
Walgreens – Edmond, OK	Drugstore	Walgreen Co.	13,905		4,093,000
			835,952		$77,051,008

(1)

The Aaron Rents Portfolio IV consists of seven single-tenant retail properties located in Arkansas, Florida, Michigan, Texas and Virginia, which were purchased under a sale-lease back agreement and the properties are subject to a master lease agreement.

(2)

The Cracker Barrel Portfolio consists of 14 single-tenant commercial properties located in Georgia, North Carolina, South Carolina, Texas and Virginia, which were purchased under a sale-lease back agreement and the properties are subject to individual lease agreements.

(3)	Square feet accounted for under a ground lease.

The following information supplements and should be read in conjunction with the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 94 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States. We invest primarily in retail and other income-producing commercial properties located throughout the United States.

As of July 13, 2009, we, through separate wholly-owned limited liability companies, owned a 100% fee simple interest in 59 properties, consisting of approximately 1,090,000 gross rentable square feet of commercial space, and approximately 4,578,000 square feet of land accounted for under eight ground leases, located in 18 states. The properties generally were acquired through the use of loans and proceeds from our ongoing public offering of our common stock.

The following table summarizes properties acquired between June 27, 2009 and July 13, 2009 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Physical Occupancy
Aaron Rents Portfolio IV – Various (3)	June 30, 2009	Various	$8,634,035	$172,681	8.32%	100%
Cracker Barrel Portfolio – Various (4)	June 30, 2009	Various	42,150,337	843,009	9.50%	100%
Kohl’s – Tavares, FL	June 30, 2009	N/A (5)	8,467,000	169,340	7.67%	100%
L.A. Fitness – Carmel, IN	June 30, 2009	2008	8,113,636	162,273	9.90%	100%
HH Gregg – North Charleston, SC	July 2, 2009	2008	5,593,000	111,860	8.85%	100%
Walgreens – Edmond, OK	July 7, 2009	2000	4,093,000	81,860	8.70%	100%
			$77,051,008	$1,541,023

(1)

Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for finance coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 64 of the prospectus.

(2)

Initial yield is calculated as the current annual rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of closing costs and fees paid to our advisor or its affiliates.

(3)

The Aaron Rents Portfolio IV consists of seven single-tenant retail properties located in Arkansas, Florida, Michigan, Texas and Virginia, which were purchased under a sale-lease back agreement and the properties are subject to a master lease agreement.

(4)

The Cracker Barrel Portfolio consists of 14 single-tenant commercial properties located in Georgia, North Carolina, South Carolina, Texas and Virginia, which were purchased under a sale-lease back agreement and the properties are subject to individual lease agreements.

(5)	Accounted for under a ground lease and therefore year built is not applicable.

The following table sets forth the principal provisions of the lease term for the major tenants at the properties listed above:

Property	Number of Tenants	Major Tenants *	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options**	Current Annual Base Rent	Base Rent per Square Foot	Lease Term***
Aaron Rents Portfolio IV – Various (1)	1	Aarons, Inc.	61,006	100%	4/5 yr.	$718,352	$11.78	6/30/2009	6/30/2024
Cracker Barrel Portfolio – Various (2)	1	CBOCS, Inc. / CBOCS Texas, LLC	140,829	100%	4/5 yr.	4,004,282	28.43	6/30/2009	7/31/2029
Kohl’s – Tavares, FL	1	Kohl’s Department Stores, Inc.	545,045 (3)	100%	8/5 yr.	649,000	1.19	6/30/2009	1/31/2029
L.A. Fitness – Carmel, IN (4)	1	L.A. Fitness International, LLC	45,000	100%	3/5 yr.	803,250	17.85	6/30/2009	5/31/2024
HH Gregg – North Charleston, SC	1	Gregg Appliances, Inc.	30,167	100%	4/5 yr.	495,000	16.41	7/2/2009	10/31/2023
Walgreens – Edmond, OK	1	Walgreen Co.	13,905	100%	8/5 yr.	356,000	25.60	7/7/2009	11/30/2019	(5)

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.
**	Represents option renewal period / term of each option.
***	Represents lease term beginning with purchase date.
(1)

The Aaron Rents Portfolio IV consists of seven single-tenant retail properties, which are subject to a master lease. The initial base rent under the lease increases every five years by 10% of the then-current base rent. For purposes of this presentation, the individual rental rates, terms and escalations are not displayed in the table.

(2)

The Cracker Barrel Portfolio consists of 14 single-tenant commercial properties, which are subject to individual lease agreements. The initial base rent under the lease increases each year by 1.75% of the then-current base rent. For purposes of this presentation, the individual rental rates, terms and escalations are not displayed in the table.

(3)	Accounted for under a ground lease.
(4)

The initial annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five year period or 10.0% of the then-current annual base rent.

(5)	Walgreen Co. has the right, at its election, to terminate the lease effective as of the last day of the initial lease term, or effective as of the last day of each five-year renewal period thereafter.

For federal income tax purposes, the depreciable basis in the properties noted above is approximately $64.8 million in total. When we calculate depreciation expense for federal income tax purposes, we will depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and will depreciate furnishings and equipment over a twelve-year recovery period. The preliminary depreciable basis in the properties noted above is estimated as follows:

Property	Depreciable Tax Basis
Aaron Rents Portfolio IV – Various	$7,141,874
Cracker Barrel Portfolio – Various	43,086,279
Kohl’s – Tavares, FL (1)	—
L.A. Fitness – Carmel, IN	6,647,201
HH Gregg – North Charleston, SC	4,584,555
Walgreens – Edmond, OK	3,354,417
$64,814,326

(1)	Square feet accounted for under a ground lease and therefore depreciable basis is not applicable.

No leases of our properties, including those described above, expire during the next ten years.

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above. In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2.0% of gross revenues from our single tenant properties and (ii) up to 4.0% of gross revenues from our multi tenant properties. We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.

No debt was incurred in connection with the property acquisitions described above.

We believe that each of our properties is adequately covered by insurance and we intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Property Investments

Our advisor has identified certain properties as potentially suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price. An additional condition to acquiring these properties may be our securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;
•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;
•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and
•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that exist in order to consummate the acquisition of these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are as follows:

Property	Expected Acquisition Date	Seller (1)	Approximate Purchase Price (2)	Approximate Compensation to Sponsor (3)
Cracker Barrel – Columbus, GA	July 2009	CBOCS, Inc.	$3,032,331	$60,647
Walgreens – Stillwater, OK	July 2009	Newport Lewis, LLC	3,952,000	79,040
Walgreens – Denton, TX	July 2009	SR Denton 2181, LLC	4,450,000	89,000
Harris Teeter – Durham, NC	July 2009	IRT Partners LP	3,245,000	64,900
Kohl’s – Monrovia, CA	July 2009	Macerich Huntington Oaks Holding LLC	12,893,000	257,860
Kohl’s – Rancho Cordova, CA	July 2009	Macerich Zinfandel Holding LLC	7,283,000	145,660
CVS – Southaven, MS	July 2009	Boos – Southaven, LLC	5,308,659	106,173
Aaron Rents – Texas City, TX	July 2009	Aaron’s, Inc.	1,993,000	39,860
Tractor Supply – Del Rio, TX	July 2009	JW Del Rio IX, Ltd	2,380,000	47,600
Tractor Supply – Edinburg, TX	July 2009	JW Edinburg VIII, Ltd	3,091,000	61,820
Tractor Supply – Roswell, NM	July 2009	JW Roswell IV, Ltd	2,676,000	53,520

(1)	Seller is an unaffiliated third party.
(2)	Approximate purchase price does not include acquisition costs, which we expect to be approximately 3.0% of the contract purchase price, which include acquisition fees described in note 3 below.
(3)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants*	Total Square Feet Leased		% of Total Square Feet Leased
Cracker Barrel – Columbus, GA	CBOCS, Inc.	10,000		100%
Walgreens – Stillwater, OK	Walgreen Co.	15,120		100%
Walgreens – Denton, TX	Walgreen Co.	14,820		100%
Harris Teeter – Durham, NC	Harris Teeter, Inc.	266,326	(1)	100%
Kohl’s – Monrovia, CA	Kohl’s Department Stores, Inc.	281,833	(1)	100%
Kohl’s – Rancho Cordova, CA	Kohl’s Department Stores, Inc.	290,981	(1)	100%
CVS – Southaven, MS	Mississippi CVS Pharmacy, L.L.C.	13,225		100%
Aaron Rents – Texas City, TX	Aaron’s, Inc.	11,943		100%
Tractor Supply – Del Rio, TX	Tractor Supply Co. of Texas, LP	19,097		100%
Tractor Supply – Edinburg, TX	Tractor Supply Co. of Texas, LP	18,800		100%
Tractor Supply – Roswell, NM	Tractor Supply Company	19,097		100%

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.

(1)	Square feet accounted for under a ground lease.

The table below provides leasing information for the major tenants at each property:

Property	Number of Tenants	Major Tenants *	Renewal Options**	Current Annual Base Rent		Base Rent per Square Foot	Lease Term
Cracker Barrel – Columbus, GA	1	CBOCS, Inc.	4/5 yr.	$288,071	(1)	$28.81	7/16/2009	7/31/2029
Walgreens – Stillwater, OK	1	Walgreen Co.	8/5 yr.	343,750		22.73	7/7/2001	7/312021	(2)
Walgreens – Denton, TX	1	Walgreen Co.	10/5 yr.	350,000		23.62	3/1/2008	2/28/2035	(3)
Harris Teeter – Durham, NC	1	Harris Teeter, Inc.	6/5 yr.	280,000		1.05	10/4/2004	10/3/2024
Kohl’s – Monrovia, CA	1	Kohl’s Department Stores, Inc.	3/5 yr.	1,063,678	(4)	3.77	2/29/2008	1/31/2028
Kohl’s – Rancho Cordova, CA	1	Kohl’s Department Stores, Inc.	3/5 yr.	600,896	(4)	2.07	12/17/2007	1/31/2028
CVS – Southaven, MS	1	Mississippi CVS Pharmacy, L.L.C.	5/5 yr.	451,237		34.12	7/20/2009	1/31/2035
Aaron Rents – Texas City, TX	1	Aaron’s, Inc.	4/5 yr.	165,818	(4)	13.88	7/23/2009	7/31/2024
Tractor Supply – Del Rio, TX	1	Tractor Supply Co. of Texas, LP	4/5 yr.	202,000	(4)	10.58	7/4/2009	7/3/2024
Tractor Supply – Edinburg, TX	1	Tractor Supply Co. of Texas, LP	4/5 yr.	264,000	(5)	14.04	4/19/2024	4/18/2024
Tractor Supply – Roswell, NM	1	Tractor Supply Company	4/5 yr.	222,300	(4)	11.64	7/23/2009	7/24/2024

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.

**	Represents option renewal period / term of each option.

(1)	The initial annual base rent under the lease increases annually by 1.75% of the then-current annual base rent.

(2)	The tenant has the right, at its election, to terminate the lease effective as of the last day of the initial lease term, or effective as of the last day of each five-year renewal period thereafter.

(3)	The tenant has the right, at its election, to terminate the lease effective as of the last day of the initial lease term, or effective as of the last day of each month thereafter.

(4)	The initial annual base rent under the lease increases every five years by 10.0% of the then-current annual base rent.

(5)	The initial annual base rent under the lease increases every five years by 8.0% of the then-current annual base rent.

We expect to purchase the properties with proceeds from our ongoing public offering of common stock.

APPENDIX B

COLE CREDIT PROPERTY TRUST III, INC.	For Prospectus dated April 30, 2009
Subscription Agreement for the Purchase of Common Stock of Cole Credit Property Trust III, Inc. Please read this Subscription Agreement/Signature Page and the Terms and Conditions before signing.
A – INVESTMENT (a completed Subscription Agreement is required for each initial and additional investment)
1.	This subscription is in the amount of	$	and is an	☐	Initial Subscription	or	☐	Additional Subscription
		☐	Check if amount is estimated		(minimum $2,500)			(Minimum $1,000)
2.	Payment will be made with	☐	Enclosed check ☐	Funds Wired	☐	Funds to Follow
	☐				EMPLOYEE OR AFFILIATE
	☐				REGISTERED REPRESENTATIVE NAV PURCHASE (net of selling commission) Representative will not receive selling commission.
☐

RIA (check only if subscription is made through an RIA administered account that has a “wrap” fee or some other fixed billing arrangement. The RIA must be affiliated with a FINRA licensed broker-dealer and the IAR must be properly listed as an agent of the RIA. RIAs not affiliated with a FINRA licensed broker-dealer are not allowed to participate in this offering. The IAR must confirm with the broker-dealer that these are acceptable assets to be held in an RIA program.)

B – TYPE OF OWNERSHIP			☐	Corporate Ownership (authorized signature and corporate resolution required)
			☐	Partnership Ownership (authorized signature and partnership paperwork required)
1a.	NON-QUALIFIED OWNERSHIP		☐	LLC Ownership (authorized signature and LLC paperwork required)
(make check payable to: CCPT III)			☐	Pension or Profit Sharing Plan (authorized signature and paperwork required)
				☐	Taxable	☐	Exempt under §501A
☐	Individual Ownership (one signature required)		☐	Trust (trustee or grantor signatures and trust documents required)
☐	Joint Tenants with Right of Survivorship (all parties must sign)			Type: (Specify, i.e., Family, Living Revocable, etc.)
☐	Community Property (all parties must sign)			☐	Taxable	☐	Grantor A or B
☐	Tenants-in-Common (all parties must sign)		1b. Name of Ownership: (only applies for Trust, Corporation, LLC, Partnership or Pension)
☐	Transfer on Death (Fill out TOD Form to effect designation)
☐	Uniform Gifts to Minors Act or Uniform Transfer to Minors Act (UGMA/UTMA custodian signature required)		Name of Trust/Other Administrator
	State of	A Custodian for
☐	Other (specify)		Tax ID# (if applicable)				Date Established
2. QUALIFIED OWNERSHIP (make check payable to the custodian and send ALL paperwork directly to the custodian.)
☐	Traditional IRA (custodian signature required)	CUSTODIAN INFORMATION
☐	Roth IRA (custodian signature required)	Name
☐	Simplified Employee Pension/Trust (S.E.P.) (custodian signature required)	Mailing Address
☐	Pension or Profit Sharing Plan (custodian signature required)	City	State	Zip
☐	Taxable	☐	Exempt under §501A	Phone
☐	Non-Qualified Custodian (custodian signature required)	Account #
☐	Other (specify)	Tax ID # (provided by custodian)
☐	This is a National Financial Service (NFS) Non-Qualified Custodial Account
☐	This is a Fidelity Non-Qualified Custodial Account
C – INVESTOR INFORMATION (or Trustees if applicable)
1.	Investor Name			Co-Investor Name (if applicable)

	Mailing Address			Mailing Address
	City	State	Zip	City	State	Zip
	Phone	Business Phone		Phone	Business Phone
	Email Address			Email Address
	Social Security or Tax ID #			Social Security or Tax ID #
	Date of Birth			Date of Birth
Street Address (if different from mailing address or mailing address is a PO Box)

	City	State	Zip

2.	Interested Party (Optional)	If you would like a duplicate copy of all communications the Company sends to you to be sent to an additional party, please complete the following.
	Name of Interested Party			Name of Firm
	Mailing Address			Phone
	City	State	Zip	Fax
Email Address

© 2009 Cole Capital Advisors, Inc. All rights reserved. CCPT III-AGMT-10(7/09)

Mail To:

Regular mail: Cole Credit Property Trust III, Inc., c/o DST, PO Box 219312, Kansas City, MO 64121-9312

Overnight: Cole Credit Property Trust III, Inc., c/o DST, 430 W. 7th St., Kansas City, MO 64105

B-1

D – DISTRIBUTION OPTIONS (will default to address of record or IRA if nothing is marked)
1. NON-QUALIFIED OWNERSHIP ACCOUNTS
☐	Mail to address of Record
☐	Distribution Reinvestment Program: Investor elects to participate in the Reinvestment Program described in the Prospectus.
☐	Distributions directed to:	☐ Via Mail (complete information below)	☐ Via Electronic Deposit (ACH – complete information below)

Name of Bank or Individual			☐ Checking (Include voided check)	☐ Savings	☐ Brokerage
Mailing Address			Bank ABA# (for ACH only)
City	State	Zip	Account # (must be filled in)

2. QUALIFIED OWNERSHIP ACCOUNTS
☐	Mail to Custodial Account
☐	Distribution Reinvestment Program: Investor elects to participate in the Reinvestment Program described in the Prospectus.

My/our signature(s) below authorizes Cole Credit Property Trust III, Inc. (“Company”) to deposit distributions from my (our) interest in stock of the Company into the account at the financial institution as indicated in this Section D. I further authorize the company to debit this account in the event that the Company erroneously deposits additional funds to which I am not entitled, provided that such debit shall not exceed the original amount of the erroneous deposit. In the event that I withdraw funds erroneously deposited into my account before the Company reverses such deposit, I agree that the Company has the right to retain any future distributions that I am entitled to receive until the erroneously deposited amounts are recovered by the Company. This authorization is to remain in full force and effect until the Company has received written notice from me of the termination of this authorization in time to allow reasonable opportunity to act on it, or until the Company has sent me written notice of termination of this authorization.

E – INVESTOR(S) SIGNATURES: (Investor(s) must initial sections 1-4.)
I hereby acknowledge and/or represent (or in the case of fiduciary accounts, the person authorized to sign on my behalf) the following:

	1.	I have received the prospectus relating to the shares, wherein the terms and conditions of the offering of the shares are described.

2.

I (we) either: (i) have a net worth (excluding home, home furnishings and automobiles) of at least $70,000 and had during the last year or estimate that I (we) will have in the current year gross income of at least $70,000; or (ii) have a net worth (excluding home, home furnishings and automobiles of at least $250,000, or that I (we) meet the specific requirements of my (our) state of residence as set forth in the prospectus under “Suitability Standards.” In the case of sales to fiduciary accounts, the specific requirements must be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for purchase of the shares.

3.

I am purchasing the shares for my own account, or if I am (we are) purchasing shares on behalf of a trust or other entity of which I am (we are) trustee(s) or authorized agent(s), I (we) have due authority to execute the Subscription Agreement/Signature Page and do hereby legally bind the trust or other entity of which I am (we are) trustee(s) or authorized agent(s).

	4.	I acknowledge that the shares are not liquid.

	5.	For residents of Alabama only: My (our) liquid net worth is at least 10 times my (our) investment in this or similar programs.

6.

For residents of California only: I (we) either: (i) have a net worth (excluding home, home furnishing and automobiles) of at least $75,000 and had during the last year or estimate that I (we) will have in the current year gross income of at least $75,000; or (ii) have a net worth of at least $250,000. In addition, my (our) investment does not exceed ten percent (10%) of my (our) net worth.

7.

For residents of Kansas only: I (we) acknowledge that it is recommended that I (we) should invest no more than 10% of my liquid net worth in the Shares and the securities of other real estate investment trusts. “Liquid net worth” is that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

	8.	For residents of Kentucky, Michigan, Oregon, Pennsylvania and Tennessee only: My (our) liquid net worth is at least 10 times my (our) maximum investment in the Company.

	9.	For residents of Ohio only: My (our) investment in the Company and all affiliates of the Company does not exceed 10% of my (our) liquid net worth.

SUBSTITUTE W-9: I HEREBY CERTIFY under penalty of perjury (i) that the taxpayer identification number shown on the Subscription Agreement/Signature Page is true, correct and complete, (ii) that I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or distributions, or the Internal Revenue Service has notified me that I am no longer subject to backup withholdings, and (iii) I am a U.S. person.

NOTICE IS HEREBY GIVEN TO EACH SUBSCRIBER THAT BY EXECUTING THIS AGREEMENT YOU ARE NOT WAIVING ANY RIGHTS YOU MAY HAVE UNDER THE SECURITIES ACT OF 1933 AND ANY STATE SECURITIES LAWS.

A SALE OF THE SHARES MAY NOT BE COMPLETED UNTIL AT LEAST FIVE BUSINESS DAYS AFTER THE DATE THE SUBSCRIBER RECEIVES THE PROSPECTUS.

I ACKNOWLEDGE RECEIPT OF THE PROSPECTUS, WHETHER OVER THE INTERNET, ON A CD-ROM, A PAPER COPY, OR ANY OTHER DELIVERY METHOD.

Date		Investor’s Signature

Co-Investor’s Signature		Custodian Signature

© 2009 Cole Capital Advisors, Inc. All rights reserved. CCPT III-AGMT-10(7/09)

Mail To:

Regular mail: Cole Credit Property Trust III, Inc., c/o DST, PO Box 219312, Kansas City, MO 64121-9312

Overnight: Cole Credit Property Trust III, Inc., c/o DST, 430 W. 7th St., Kansas City, MO 64105

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F – BROKER/DEALER & REGISTERED REPRESENTATIVE (to be completed by selling Registered Representative)
1. Name of Registered Representative			2. Name of Broker/Dealer
Mailing Address			Broker/Dealer ID #
City	State	Zip	Rep ID#
Phone			Broker/Dealer Address
Email Address			City	State	Zip
			Have You Changed Broker/Dealers (since last purchase)?		☐ Yes	☐ No

Signature			Signature
(if applicable)

ELECTRONIC DELIVERY (OPTIONAL)

Instead of receiving paper copies of this Prospectus, our Prospectus supplements, annual reports, proxy statements, and other stockholder communications and reports, you may elect to receive electronic delivery of stockholder communications from Cole Credit Property Trust III, Inc. If you would like to consent to electronic deliver, including pursuant to CD-ROM or electronic mail please sign and return this election with your Subscription Agreement.

By signing below, I acknowledge and agree that I will not receive paper copies of any stockholder communications unless (i) I notify Cole that I am revoking this election with respect to all stockholder communications or (ii) I specifically request that Cole send a paper copy of a particular stockholder communications to me. Cole has advised me that I have the right to revoke this election at any time and receive all stockholder communications as paper copies through the mail. I also understand that I have the right to request a paper copy of any stockholder communication.

By electing electronic delivery, I understand that I may incur certain costs associated with spending time on-line and downloading and printing stockholder communications and I may be required to download software to read documents delivered in electronic format. Electronic delivery also involves risks related to system or network outage that could impair my timely receipt of or access to stockholder communications.

Signature	Date	Email

Joint Signature	Date

© 2009 Cole Capital Advisors, Inc. All rights reserved. CCPT III-AGMT-10(7/09)

Mail To:

Regular mail: Cole Credit Property Trust III, Inc., c/o DST, PO Box 219312, Kansas City, MO 64121-9312

Overnight: Cole Credit Property Trust III, Inc., c/o DST, 430 W. 7th St., Kansas City, MO 64105

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